Oppenheimer Main Street Fund,
a series of Oppenheimer Main Street Funds
N-SAR Exhibit – Item 77M

Effective August 22, 2012, Oppenheimer Main Street Funds (the “Registrant”), a Delaware statutory trust, became the successor issuer to Oppenheimer Main Street Funds, Inc. (the “Predecessor Registrant”), a Maryland corporation.

The Board and shareholders of the Registrant approved an Agreement and Plan of Reorganization, which called for a reorganization of the Fund (the “Reorganization”) from a Maryland corporation (the “Maryland Fund”) into a newly formed Delaware statutory trust (the “Delaware Fund”).

Following the Reorganization, shareholders of the Maryland Fund became shareholders of the Delaware Fund.  As of the effective date of the Reorganization, the Delaware Fund held the same portfolio of securities previously held by the Maryland Fund.  As the successor to the Maryland Fund’s operations, the Delaware Fund adopted the Maryland Fund’s registration statement under federal securities laws with amendments to show the new Delaware statutory trust structure and remains subject to the Investment Company Act of 1940 and the rules thereunder.

For additional information please refer to the Registrant’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 14, 2012 (Accession No. 0000728889-11-001558).